The9 Limited

Building No. 3, 690 Bibo Road, Zhang Jiang Hi-Tech Park

Pudong New Area, Pudong, Shanghai 201203

People’s Republic of China

Phone: +86-21-5172-9999

May 23, 2016

VIA EDGAR

Katherine Wray, Attorney-Advisor

Jeff Kauten, Attorney-Advisor

Barbara C. Jacobs, Assistant Director

Office of Information Technologies and Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The9 Limited

Registration Statement on Form F-3

Filed April 11, 2016 (File No. 333-210692)

Ladies and Gentlemen:

This letter sets forth the response of The9 Limited (the “Company”) to the comments contained in the letter dated May 2, 2016 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Registration Statement on Form F-3 (the “Registration Statement”). The comments are repeated below and followed by the response thereto. Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement.

The Company has revised the Registration Statement in response to the Staff’s comments and, concurrently with this letter, is filing a Pre-Effective Amendment No. 1 to the Registration Statement (the “Amendment No. 1”), which incorporates the revisions discussed in this letter.

All references in this letter to page numbers and captions correspond to the page numbers and captions in the Amendment No. 1. References throughout this letter to “we,” “us” and “our” are to the Company.

General

1.	Given the nature of the offering, the size of the offering compared to the number of shares outstanding held by non-affiliates, and the length of time the selling shareholders have held shares, it appears that these securities might be offered by you or on your behalf. If this is the case, the offering is not eligible to be conducted on a continuous or delayed basis pursuant to Rule 415(a)(1)(i) of Regulation C. Additionally, because the offered securities are not qualified to be registered on Form F-3, you would not able to make an at the market offering pursuant to Rules 415(a)(1)(x) and 415(a)(4) of Regulation C.

Please provide us with a detailed analysis of why this offering is not being conducted by you or on your behalf. Your analysis should address all of the factors set forth in Securities Act Rules Compliance and Disclosure Interpretation 612.09, which can be found on our website. Alternatively, please revise the registration statement to register on a form that you are eligible to use for a primary offering; to name the selling stockholders as underwriters; to disclose that the selling stockholders must resell their shares at a fixed price throughout the offering; and to make conforming changes to the prospectus, including the cover page and the summary of the offering and plan of distribution sections.

For the reasons set forth below, we respectfully submit to the Staff that the proposed offering of ordinary shares of the Company by the Selling Shareholder as contemplated in the Registration Statement is not being conducted by or on behalf of the Company. The Company has reviewed the Staff’s historical guidance as set forth in the Securities Act Rules Compliance and Disclosure Interpretations Question 612.09 (“C&DI 612.09”), which identifies six factors to be considered in determining whether a purported secondary offering is really a primary offering.

Factor No. 1: How Long the Selling Shareholder Has Held the Shares

The 16,474,355 ordinary shares to be registered for resale (the “Subject Shares”) under the Registration Statement represent the maximum number of shares issuable upon conversion or exercise of the Convertible Notes and the Warrants, which were acquired by the Selling Shareholder pursuant to the Convertible Note and Warrant Purchase Agreement dated November 24, 2015 by and among the Company, the Selling Shareholder and the parties listed in Schedule 1 attached thereto (the “Agreement”; and the issuance and sale of the Convertible Notes and the Warrants to the Selling Shareholder thereunder, the “Transaction”). The Transaction was a bona fide private placement transaction made pursuant to Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). The Transaction was completed on December 11, 2015 (the “Closing Date”). In other words, the Selling Shareholder has held the Convertible Notes and the Warrants for more than five months as of the date of this letter.

In the Agreement, the Company has covenanted to file a registration statement covering the resale of the Subject Shares within approximately three to four months after the Closing Date, and to use its best efforts to cause such Registration Statement to become effective under the Securities Act as promptly as possible after the initial filing. The Company filed the Registration Statement to perform such obligation under the Agreement. The Company respectfully submits to the Staff that the registration of the Subject Shares for resale as contemplated in the Registration Statement is consistent with a typical “PIPE” transaction, where an issuer is required to file a resale registration statement shortly after closing.

Although the transactions under the Agreement were made pursuant to Regulation S under the Securities Act, we believe that the Staff’s guidance on secondary offering registration as set forth in the Securities Act Rules Compliance and Disclosure Interpretations Question 116.19 (“C&DI 116.19”) is still applicable because the Transaction is a PIPE transaction by its nature and was made in a good faith reliance on Regulation S under the Securities Act. C&DI 116.19 clarifies that, under the circumstances set forth therein, a valid secondary offering may occur immediately following the closing of a private placement without the satisfaction of any required holding period: “In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the PIPE analysis applies to the convertible security, not to the underlying common stock.”

As discussed above, the Selling Shareholder has held the Convertible Notes and the Warrants for more than five months as of the date of this letter. The conversion or exercise prices at which the Selling Shareholder may acquire the ordinary shares have been determined in the Agreement and are not subject to any change. Like investors in a typical PIPE transaction, the Selling Shareholder was immediately at market risk once the Convertible Notes and the Warrants were acquired on December 11, 2015.

Further, historically there has been a limited trading volume in the American depositary shares (the “ADS”), each representing one ordinary share of the Company. According to Yahoo Finance, the average three-month volume as of the date of this letter was approximately 29,300 ADSs. As a result, the Company believes that the Selling Shareholder likely would need to continue to bear the market risk of a significant portion of its investment because it could be difficult for the Selling Shareholder to sell such a large number of shares into the public market without significantly reducing the sale price of such shares.

Factor No. 2: The Circumstances Under Which the Selling Shareholder Received Its Shares

As described above, the Selling Shareholder acquired the Convertible Notes and the Warrants in a bona fide private placement transaction pursuant to Regulation S under the Securities Act.

In the Agreement, the Selling Shareholder made customary investment and private placement representations to the Company, including that such Selling Shareholder was (i) not a “U.S. person” and was located outside the United States, as such terms are defined in Rule 902 of Regulation S under the Securities Act; (ii) aware that the sale of the Convertible Notes, the Warrants and the issuance of ordinary shares and the ADSs upon any conversion of the Convertible Notes or exercise of the Warrants was being made in reliance on Rule 903 promulgated under the Securities Act and (iii) acquiring the Convertible Notes and the Warrants for its own account and not with a view to, or the intention of, or for sale in connection with, any distribution thereof in violation of applicable securities laws.

The Company is neither aware of any evidence that would indicate that these representations were false nor aware of any evidence that the Selling Shareholder has any plans to act in concert to effect a distribution of the Convertible Notes, the Warrants, or the underlying ordinary shares. In addition, the Company is not aware of any evidence that would indicate that a distribution would occur if the Registration Statement is declared effective.

Under the Commission’s rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” The Company is not aware of any evidence that would indicate that any special selling efforts or selling methods (such as road shows or other actions to condition the market for the Company’s ADSs or ordinary shares) by or on behalf of the Selling Shareholder have or will take place if the Registration Statement is declared effective. To do so would violate the representations made by the Selling Shareholder in the Agreement.

Factor No. 3: The Selling Shareholder’s Relationship to the Company

To the Company’s knowledge, the Selling Shareholder is a professional investor that has acquired the Convertible Notes and the Warrants for investment purposes. The Company did not have any relationship to the Selling Shareholder prior to the Transaction. The Selling Shareholder does not have any representative on the Company’s board of directors, or any special contractual rights as shareholder of the Company under any shareholders’ or similar agreement.

Furthermore, the Selling Shareholder is not acting on behalf of the Company with respect to the ordinary shares being registered for resale under the Registration Statement. The Company has no contractual, legal or other relationship with the Selling Shareholder that would control the timing, nature and amount of resales of such ordinary shares following the effectiveness of the Registration Statement or whether such shares are even resold at all under the Registration Statement. In addition, the Company will not receive any of the proceeds from any resale of the shares by the Selling Shareholder under the Registration Statement.

Factor No. 4: The Amount of Shares Involved

The Subject Shares represent approximately 27% of the total outstanding ordinary shares of the Company immediately after the consummation of the Transaction, assuming conversion of all the Convertible Notes and exercise of all the Warrants, and having taken into account the contractual provision in the Agreement that the Selling Shareholder shall at no time be entitled to convert any portion of the Convertible Notes into ADSs if subsequent to such conversion the Selling Shareholder holds more than 20% of the Company’s total outstanding and issued ordinary shares. Such shares also represent approximately 34% of the Company’s public float immediately after the consummation of the Transaction, assuming conversion of all the Convertible Notes and exercise of all the Warrants, and having taken into account the contractual provision in the Agreement that the Selling Shareholder shall at no time be entitled to convert any portion of the Convertible Notes into ADSs if subsequent to such conversion the Selling Shareholder holds more than 20% of the Company’s total outstanding and issued ordinary shares.

Regardless of percentage, it is important to note that the amount being registered is only one factor cited in C&DI 612.09, and is not controlling. Moreover, the Company has reviewed various historical guidance from the Staff, including the Securities Act Rules Compliance and Disclosure Interpretations Question 612.12, which states, “A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

The above historical guidance by the Staff illustrates that even a single, large stockholder can effect a valid secondary offering, even where the stockholder’s ownership percentage in the issuer is well in excess of the approximately 27% held by the Selling Shareholder.

Factor No. 5: Whether the Selling Shareholder is in the Business of Underwriting Securities

To the Company’s knowledge, the Selling Shareholder is not a broker-dealer or an affiliate of broker-dealers, and the Selling Shareholder is not in the business of underwriting securities. Additionally, the issuance of the Subject Shares covered by the Registration Statement was neither conditioned on the prior effectiveness of the Registration Statement nor otherwise conditioned on the Selling Shareholder’s ability to resell the shares.

The facts indicate that the Selling Shareholder made a fundamental decision to invest in the Company. Accordingly, the Company believes that none of the features commonly associated with acting as an underwriter are present.

Factor No. 6: Whether Under All the Circumstances it Appears that the Selling Shareholder is Acting as a Conduit for the Company

Based on the foregoing analysis, the Company respectfully submits that the facts support the determination that the Selling Shareholder is not acting as a conduit for the Company. The Selling Shareholder has held the Convertible Notes and the Warrants for more than five months as of the date of this letter. The Selling Shareholder acquired such securities in a bona fide private placement transaction pursuant to Regulation S under the Securities Act, in which it made typical investment and private placement representations to the Company. Since the acquisition of the securities, the Selling Shareholder has borne the full economic risk of ownership of the Convertible Notes and the Warrants, and the underlying ordinary shares. To the Company’s knowledge, the Selling Shareholder is a professional investor not involved in the business of underwriting securities, and has acquired the Convertible Notes and the Warrants for investment purposes for its own account. The Selling Shareholder is not acting on behalf of the Company with respect to the ordinary shares being registered for resale under the Registration Statement. For the reasons described above, the Company respectfully submits to the Staff that the proposed offering of the ordinary shares by the Selling Shareholder as contemplated by the Registration Statement is a secondary offering but not an indirect primary offering.

Selling Shareholder, page 9

2.	Please advise whether the selling stockholder is a broker-dealer or an affiliate of a broker-dealer. Be advised that a selling stockholder registered as a broker-dealer who did not receive their securities as compensation for investment banking or similar services should be identified as an underwriter. If the selling stockholder is an affiliate of a broker-dealer, disclose whether at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are not able to so represent, please identify the selling stockholder as an underwriter.

The Company respectfully submits to the Staff that, based on the confirmation provided by the Selling Shareholder, the Selling Shareholder is not a broker-dealer or an affiliate of a broker-dealer.

3.	We note that a number of entities appear to share voting and dispositive power over the shares held by Splendid Days Limited as the result of a voting agreement described in footnote 3. Please disclose the natural persons that have voting and dispositive power over these shares. For guidance, see Regulation S-K Compliance and Disclosure Interpretation 140.02, available on our website.

The Company respectfully submits to the Staff that, as clarified by the Selling Shareholder, none of the Participants previously identified in footnote 3 shares voting and dispositive power over the Subject Shares as the result of the Participation Agreements described in footnote 3. As a result, the Company proposes to revise footnote 3 as follows:

“According to the Schedule 13D filed by the Selling Shareholder and other reporting persons with the SEC on December 21, 2015, the Selling Shareholder, a British Virgin Islands company, Ark Pacific Investment Management Limited (“APIML”), a company organized under the laws of Cayman Islands, Ark Pacific Special Opportunities Fund I, L.P. (“APSOFI”), an exempted limited partnership organized under the laws of Cayman Islands, and Ng Chi Keung Kenneth (“Mr. Ng”), a Hong Kong permanent resident and Chinese national, share the voting and dispositive power over the ordinary shares issuable upon conversion of the Convertible Notes and exercise of the Warrants held by the Selling Shareholder. The Selling Shareholder is a wholly-owned subsidiary of APSOFI, and APSOFI is a limited partnership of which APIML is the general partner. The board of directors of APIML therefore exercises the ultimate voting and dispositive powers over the ordinary shares issuable upon conversion of the Convertible Notes and exercise of the Warrants held by the Selling Shareholder. The directors of APIML include Mr. Ng, Damian Frane Juric, a citizen of the United Kingdom, and Sha-Vourne Monique R. Rolle, a citizen of the Bahamas. Mr. Ng is also the controlling shareholder of APIML. The address for Splendid Days Limited is Sea Meadow House, Blackburne Highway, (P.O. Box 116), Road Town, Tortola, British Virgin Islands.”

*      *      *

The Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the foregoing or the Amendment No. 1, please contact the undersigned at +86-21-5172-9999 or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +852-3740-4835.

Very truly yours,

/s/ George Lai
George Lai
Chief Financial Officer

cc:	Jun Zhu, Chairman and Chief Executive Officer, The9 Limited

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP